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September 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street N.E.
Washington, D.C. 20549

Attention:	Scott Stringer
Lyn Shenk
Nicholas Nalbantian
Donald Field

Re:	Black Rock Coffee Bar, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 2, 2025
File No. 333-289685
Ladies and Gentlemen:
On behalf of Black Rock Coffee Bar, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 8, 2025 relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Commission on September 2, 2025 (“Amendment No. 1”).

September 9, 2025
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Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) responding to the Staff’s comment. For the Staff’s reference, we are providing to the Staff electronic copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.
For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.
Amendment No.1 to Registration Statement on Form S-1
Unaudited Pro Forma Combined and Consolidated Balance Sheet, page 100
1.Please provide totals of the Class A, B and C common stock outstanding and detail of how the amounts were derived for each column.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 96, 101, 103 and 105 of Amendment No. 2.
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September 9, 2025
3

Any comments or questions regarding the foregoing should be directed to the undersigned at 312-876-7605. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Scott W. Westhoff

Scott W. Westhoff
of LATHAM & WATKINS LLP

cc:	Mark Davis, Black Rock Coffee Bar, Inc.
Rodd Booth, Black Rock Coffee Bar, Inc.
Sam Seiberling, Black Rock Coffee Bar, Inc.
Ian D. Schuman, Latham & Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Alex K. Kassai, Latham & Watkins LLP
Robert M. Hayward, P.C., Kirkland & Ellis LLP
Rachel W. Sheridan, P.C., Kirkland & Ellis LLP
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